82-3818

RECEIVED
2004 AUG 31 P 3:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GRUPO
HERDEZ.

August 27, 2004.

SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FINANCE
STOP 3-2
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

SUPPL

04036612

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement corresponding to the 2nd period. Quarter 2 2004 as of June 330, 2004 and 2003. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal Mexico, city. **FAX NUMBER 52 01 57 97**

If you have any questions, please let me know.

PROCESSED
SEP 01 2004
THOMSON
FINANCIAL

Regards.

ERNESTO RAMOS ORTIZ.

dlw 8/31

Corporativo Cinco S.A. de C.V. Monte Pelvoux Nº 215 Col. Lomas de Chapultepec,
Delegación Miguel Hidalgo C.P. 11000, México D.F. Tel.: 52 01 56 55

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2004 AND 2003

(Thousands of Pesos)

REF S	CONCEPTS	2004		2003	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,249,677**	**100**	**4,631,534**	**100**
2	**CURRENT ASSETS**	**2,100,862**	**49**	**2,314,904**	**50**
3	CASH AND SHORT TERM INVESTMENTS	50,678	1	58,554	1
4	ACCOUNTS RECEIVABLE (NET)	702,204	17	762,659	16
5	OTHER RECEIVABLES (NET)	233,896	6	276,945	6
6	INVENTORIES	1,013,901	24	983,532	21
7	OTHER CURRENT ASSETS	100,183	2	233,214	5
8	**LONG-TERM**	**162,449**	**4**	**137,166**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	-	-	-	-
10	INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES	162,449	4	137,166	3
11	OTHER INVESTMENTS	-	-	-	-
12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,720,774**	**40**	**1,903,919**	**41**
13	PROPERTY	799,453	19	737,451	16
14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,754,996	41	1,663,398	36
15	OTHER EQUIPMENT	176,950	4	173,067	4
16	ACCUMULATED DEPRECIATION	1,135,111	27	1,047,975	23
17	CONSTRUCTION IN PROGRESS	124,486	3	377,978	8
18	**DEFERRED ASSETS (NET)**	**265,592**	**6**	**275,545**	**6**
19	**OTHER ASSETS**	**-**	**-**	**-**	**-**
20	**TOTAL LIABILITIES**	**2,213,555**	**100**	**2,403,190**	**100**
21	**CURRENT LIABILITIES**	**835,708**	**38**	**956,751**	**40**
22	TRADE ACCOUNTS PAYABLE	388,319	18	295,309	12
23	BANK LOANS	361,706	16	467,098	19
24	STOCK MARKET LOANS	-	-	-	-
25	TAXES PAYABLE	23,261	1	28,618	1
26	OTHER CURRENT LIABILITIES	62,422	3	165,726	7
27	**LONG-TERM LIABILITIES**	**1,083,283**	**49**	**1,039,114**	**43**
28	BANK LOANS	1,083,283	49	1,039,114	43
29	STOCK MARKET LOANS	-	-	-	-
30	OTHER LOANS	-	-	-	-
31	**DEFERRED LOANS**	**270,529**	**12**	**387,503**	**16**
32	**OTHER LIABILITIES**	**24,035**	**1**	**19,822**	**1**
33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**2,036,122**	**100**	**2,228,344**	**100**
34	**MINORITY INTEREST**	**539,385**	**26**	**570,715**	**26**
35	**MAJORITY INTEREST**	**1,496,737**	**74**	**1,657,629**	**74**
36	**CONTRIBUTED CAPITAL**	**1,018,255**	**50**	**1,017,528**	**46**
37	COMMON STOCK (NOMINAL)	422,249	21	422,012	19
38	RESTATEMENT OF COMMON STOCK	404,060	20	403,570	18
39	ADDITIONAL PAID-IN CAPITAL	191,946	9	191,946	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-	-	-
41	**CAPITAL INCREASE (DECREASE)**	**478,482**	**23**	**640,101**	**29**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,436,798	120	2,378,957	107
43	REPURCHASE FUND OF SHARES	173,371	9	170,667	8
44	DEFICIT FROM RESTATEMENT	(2,074,110)	(102)	(1,972,228)	(89)
45	NET INCOME FOR THE YEAR	(57,577)	(3)	62,705	3

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET

BREAKDOWN OF MAIN CONCEPTS
AS OF JUNE 30, 2004 AND 2003
(Thousands of Pesos)

REF S	CONCEPTS	2004		2003	
		Amount	%	Amount	%
3	**CASH AND SHORT TERM INVESTMENTS**	**50,678**	**100**	**58,554**	**100**
46	CASH	-	-	-	-
47	SHORT-TERM INVESTMENTS	50,678	100	58,554	100
18	**DEFERRED ASSETS (NET)**	**265,592**	**100**	**275,545**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	-	-	-	-
49	GOODWILL	200,812	100	211,628	100
50	DEFERRED TAXES	-	-	-	-
51	OTHERS	64,780	100	63,917	100
21	**CURRENT LIABILITIES**	**835,708**	**100**	**956,751**	**100**
52	FOREIGN CURRENCY LIABILITIES	142,585	17	72,239	8
53	MEXICAN PESOS LIABILITIES	693,123	83	884,512	92
24	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
54	COMMERCIAL PAPER	-	-	-	-
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	-	-	-	-
56	CURRENT MATURITIES OF BONDS	-	-	-	-
26	**OTHER CURRENT LIABILITIES**	**62,422**	**100**	**165,726**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	-	-	-	-
58	OTHER CURRENT LIABILITIES WITHOUT COST	62,422	100	165,726	100
27	**LONG-TERM LIABILITIES**	**1,083,283**	**100**	**1,039,114**	**100**
59	FOREIGN CURRENCY LIABILITIES	284,533	26	305,270	29
60	MEXICAN PESOS LIABILITIES	798,750	74	733,844	71
29	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
61	BONDS	-	-	-	-
62	MEDIUM TERM NOTES	-	-	-	-
30	**OTHER LOANS**	**-**	**100**	**-**	**100**
63	OTHER LOANS WITH COST	-	-	-	-
64	OTHER LOANS WITHOUT COST	-	-	-	-
31	**DEFERRED LOANS**	**270,529**	**100**	**387,503**	**100**
65	NEGATIVE GOODWILL	-	-	-	-
66	DEFERRED TAXES	270,529	100	387,503	100
67	OTHERS	-	-	-	-
32	**OTHER LIABILITIES**	**24,035**	**100**	**19,822**	**100**
68	RESERVES	24,035	100	19,822	100
69	OTHERS LIABILITIES	-	-	-	-
44	**DEFICIT FROM RESTATEMENT**	**(2,074,110)**	**100**	**(1,972,228)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	-	-	-	-
71	INCOME FROM NON-MONETARY POSITION ASSETS	(2,074,110)	100	(1,972,228)	100

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

YTD JUNE 2004 vs YTD JUNE 2003

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2004		YTD DECEMBER 2003	
		Amount	%	Amount	%
1	**NET SALES**	**2,396,257**	**100**	**2,360,159**	**100**
2	COST OF SALES	1,506,929	63	1,422,188	60
3	**GROSS PROFIT**	**889,328**	**37**	**937,971**	**40**
4	OPERATING EXPENSES	729,262	30	726,473	31
5	**OPERATING INCOME**	**160,066**	**7**	**211,498**	**9**
6	COMPREHENSIVE FINANCING COST	46,239	2	59,466	3
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**113,827**	**5**	**152,032**	**6**
8	OTHER EXPENSE (INCOME)	2,064	0	(16,726)	(1)
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**111,763**	**5**	**168,758**	**7**
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	43,834	2	58,307	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**67,929**	**3**	**110,451**	**5**
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	3,106	0	2,527	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**71,035**	**3**	**112,978**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**71,035**	**3**	**112,978**	**5**
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	90,850	4	-	-
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-	-	-	-
18	**NET INCOME**	**(19,815)**	**(1)**	**112,978**	**5**
19	MINORITY INCOME	37,762	2	50,273	2
20	**MAJORITY INCOME**	**(57,577)**	**(2)**	**62,705**	**3**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

YTD JUNE 2004 vs YTD JUNE 2003

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2004		YTD DECEMBER 2003	
		Amount		Amount	
36	TOTAL SALES	2,687,726		2,622,399	
37	NET INCOME OF THE YEAR	210,276		178,150	
38	NET SALES (**)	5,231,848		4,940,255	
39	OPERATING INCOME (**)	282,386		450,697	
40	MAJORITY NET INCOME (**)	(62,325)		138,549	
41	NET INCOME (**)	17,694		256,872	
(**) LAST TWELVE MONTHS					

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

YTD JUNE 2004 vs YTD JUNE 2003

(Thousands of Pesos)

REF C	CONCEPTS	YTD DECEMBER 2004 Amount	YTD DECEMBER 2003 Amount
1	**NET INCOME**	**(19,815)**	**112,978**
2	+(-) NON-CASH ITEMS	128,380	59,971
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**108,565**	**172,949**
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	176,854	(113,320)
5	**NET RESOURCES PROVIDED BY OPERATING ACTIVITIES**	**285,419**	**59,629**
6	CASH FLOW FROM EXTERNAL FINANCING	(274,602)	68,203
7	CASH FLOW FROM INTERNAL FINANCING	1,455	(66,083)
8	**NET RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES**	**(273,147)**	**2,120**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(29,814)**	**(164,986)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT TERM INVESTMENTS	(17,542)	(103,237)
11	CASH AND SHORT TERM INVESTMENTS AT THE BEGINNING OF PERIOD	68,220	161,791
12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	50,678	58,554

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

YTD JUNE 2004 vs YTD JUNE 2003

(Thousands of Pesos)

REF C	CONCEPTS	YTD DECEMBER 2004	YTD DECEMBER 2003
		Amount	Amount
2	**+(-) NON-CASH ITEMS**	**128,380**	**59,971**
13	DEPRECIATION AND AMORTIZATION	58,998	61,728
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	3,473	3,200
15	+ (-) FOREIGN EXCHANGE LOSS (GAIN)	3,402	(2,431)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	-	-
17	+ (-) OTHER ITEMS	(28,343)	(2,526)
40	+ (-) OTHER ITEMS NOT RELATED TO EBITDA	90,850	-
4	**CASH FLOW FROM CHANGES IN WORKING CAPITAL**	**176,854**	**(113,320)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	209,747	606
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(109,863)	(95,928)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	52,464	53,667
21	+ (-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	39,642	(20,515)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(15,136)	(51,150)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(274,602)**	**68,203**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(115,863)	114,085
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(158,739)	-
25	+ DIVIDEND RECEIVED	-	-
26	+ OTHER FINANCING	-	-
27	(-) BANK FINANCING AMORTIZATION	-	(45,882)
28	(-) STOCK MARKET LOANS AMORTIZATION	-	-
29	(-) OTHER FINANCING AMORTIZATION	-	-
7	**CASH FLOW FROM INTERNAL FINANCING**	**1,455**	**(66,083)**
30	+ (-) PURCHASES OF COMPANY'S COMMON STOCK	3,905	-
31	(-) DIVIDENDS PAID	(2,450)	(66,083)
32	+ ADDITIONAL PAID-IN CAPITAL	-	-
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-	-
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(29,814)**	**(164,986)**
34	+ (-) INVESTMENTS IN COMMON STOCK	-	(1,233)
35	(-) PURCHASES OF PROPERTY, PLANT AND EQUIPMENT	(18,939)	(56,446)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(10,875)	(105,749)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	-	-
38	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	-	-
39	+ (-) OTHER ITEMS	-	(1,558)

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
RATIOS
CONSOLIDATED

REF P	CONCEPTS	YTD DECEMBER 2004		YTD DECEMBER 2003	
	YIELD				
1	NET INCOME TO NET SALES	-0.83	%	4.79	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	-4.16	%	8.36	%
3	NET INCOME TO TOTAL ASSETS (**)	0.42	%	5.55	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	43.90	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-69.79	%	4.88	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.23	times	1.07	times
7	NET SALES TO FIXED ASSETS (**)	3.04	times	2.59	times
8	INVENTORIES ROTATION (**)	3.16	times	3.08	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	46	days	51	days
10	INTEREST EXPENSE TO TOTAL LIABILITIES WITH COST (**)	6.70	%	9.40	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	52.09	%	51.89	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.09	times	1.08	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	19.30	%	15.71	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	62.95	%	54.58	%
15	OPERATING INCOME TO INTEREST EXPENSE	2.76	times	2.97	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.36	times	2.06	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.51	times	2.42	times
18	LIABILITIES	1.30	times	1.39	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.95	times	0.96	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	6.06	%	6.12	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	4.53	%	7.33	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	7.38	%	-4.80	%
23	CASH GENERATED (USED) IN OPERATING ACTIVITIES TO INTEREST EXPENSE	4.93	times	0.84	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	100.53	%	3,217.12	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	-0.53	%	-3,117.12	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	63.52	%	34.21	%
(**) LAST TWELVE MONTHS					

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

DATA PER SHARE

REF D	CONCEPTS	YTD DECEMBER 2004		YTD DECEMBER 2003	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	($0.15		$ 0.33	
2	BASIC PROFIT PER PREFERENT SHARE (**)	-		-	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	-		-	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)	$ 0.07		$ 0.33	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	($0.22		-	
7	EFFECT BY CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
8	BOOK VALUE PER SHARE	$ 3.55		$ 3.93	
9	CASH DIVIDEND ACCUMULATED PER SHARE	-		$ 0.17	
10	STOCK DIVIDEND PER SHARE	-	shares	-	shares
11	MARKET PRICE TO BOOK VALUE	1.41	times	1.06	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(49.84)	times	12.72	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	-	times	-	times

(**) USING LAST TWELVE MONTHS NET INCOME

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

2ND. QUARTER 2004 vs 2ND. QUARTER 2003

(Thousands of Pesos)

REF T	CONCEPTS	2ND. QUARTER 2004		2ND. QUARTER 2003	
		Amount	%	Amount	%
1	**NET SALES**	**1,271,129**	**100**	**1,246,961**	**100**
2	COST OF SALES	791,408	62	751,729	60
3	**GROSS PROFIT**	**479,721**	**38**	**495,232**	**40**
4	OPERATING EXPENSES	381,930	30	395,658	32
5	**OPERATING INCOME**	**97,791**	**8**	**99,574**	**8**
6	COMPREHENSIVE FINANCING COST	34,918	3	20,856	2
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**62,873**	**5**	**78,718**	**6**
8	OTHER EXPENSE (INCOME)	1,497	0	(9,490)	(1)
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**61,376**	**5**	**88,208**	**7**
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	23,153	2	31,346	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**38,223**	**3**	**56,862**	**5**
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	2,633	0	3,536	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**40,856**	**3**	**60,398**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**40,856**	**3**	**60,398**	**5**
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	(263)	(0)	-	-
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-	-	-	-
18	**NET INCOME**	**41,119**	**3**	**60,398**	**5**
19	MINORITY INCOME	29,480	2	30,588	2
20	**MAJORITY INCOME**	**11,639**	**1**	**29,810**	**2**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

2ND. QUARTER 2004 vs 2ND. QUARTER 2003

(Thousands of Pesos)

REF T	CONCEPTS	2ND. QUARTER 2004		2ND. QUARTER 2003	
		Amount	%	Amount	%
1	**NET SALES**	**1,271,129**	**100**	**1,246,961**	**100**
21	DOMESTIC	1,175,908	93	1,146,616	92
22	FOREIGN	95,221	7	100,345	8
23	TRANSLATED INTO DOLLARS (***)	8,321	1	9,178	1
6	**COMPREHENSIVE FINANCING COST**	**34,918**	**100**	**20,856**	**100**
24	INTEREST EXPENSE	29,853	85	35,745	171
25	FOREING EXCHANGE LOSS	7,864	23	-	-
26	INTEREST INCOME	1,045	3	2,665	13
27	FOREING EXCHANGE GAIN	-	-	11,088	53
28	MONETARY POSITION GAIN	(1,754)	(5)	(1,136)	(5)
8	**OTHER EXPENSE (INCOME)**	**1,497**	**100**	**(9,490)**	**100**
29	OTHER NET EXPENSES (INCOME), NET	1,497	73	(9,490)	57
30	(PROFIT) LOSS ON SALE OF OWN SHARES	-	-	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	-	-	-	-
10	**RESERVE FOR INCOME TAXES AND PROFIT SHARING**	**23,153**	**100**	**31,346**	**100**
32	INCOME TAX	25,748	111	23,944	76
33	DEFERRED INCOME TAX	(2,595)	(11)	7,402	24
34	WORKERS' PROFIT SHARING	-	-	-	-
35	DEFERRED WORKERS' PROFIT SHARING	-	-	-	-

July 21st, 2004

Dear Directors:

The deterioration of our results for the last quarters as a result of an increase in the cost of raw materials has forced us to take immediate actions in the areas in which we have control, such as the operating expenses, among others.

This situation has taken us to implement an operating restructure based on the following fundamental principles that will rule the decision-making process in our company:

- ✓ Continue strengthening our trademarks;
- ✓ Rationalize our operations;
- ✓ Be more efficient in our supply chain;
- ✓ Take full advantage of our investments for the last few years; and
- ✓ Reduce debt.

Some of these measures are reflected in the results for the second quarter of 2004, notwithstanding the critical situation that persists with the price of our raw materials. This situation has taken us to manage these risks with higher efficiency, securing a timely supply and focusing ourselves in having a more predictable business model which, together with the significant reduction of operating expenses started this year, will result in higher benefits for the year 2005.

Consolidated net sales for the second quarter were 3.7% in units and 1.9% in pesos higher than those for the same period of 2003, and amounted to $ 1,271.1 million.

Our domestic sales grew 5.6% in units and 2.6% in pesos, while exports decreased 13.9% in units and 5.1% in pesos. This reduction was due to shortages in raw materials, mainly tomato, green tomato, and jalapeño pepper, as a result of the frosts suffered in the Northwest of the country during the first months of the year.

Fortunately as a result of the safety inventories kept by our distributors in the United States, the supply to the final customers was not affected.

In the domestic market and notwithstanding the shortages of raw materials, the segments that standed out during the quarter were: “Pastas”, “Vegetables”, and “Sauces and Dressings”.

The segments that reported decreases for the quarter were: “Seafood and Meats”, and “Juices, Fruits and Deserts”. Strategies are being carried out to correct this situation in the short term.

As previously mentioned, the tendency in the price of raw materials continues pressing our gross margin since cost of sales increased 5.3% in real terms, reducing gross profit by 3.1% when compared with the same quarter of 2003.

As a result of the operating restructure, operating expense was reduced by 3.5% in real terms although not enough to fully compensate the cost increases. This expense represented 30.0% of net sales, percentage that compares favourably with 31.7% for the same period of last year and with 30.9% for the first quarter of 2004.

EBITDA for the quarter decreased $ 9.2 million, from $ 131.1 million to $ 121.9 million, due to the reduction in operating profit. Net income for the quarter decreased $ 18.2 million, mainly as a result of an exchange loss for $ 7.8 million derived from the 9.1% depreciation of the Mexican Peso during the period, which unfavourably compares with the exchange profit of $ 11.1 million reported for the second quarter of 2003.

In accordance with our objectives, bank loans were reduced by $ 147.8 million nominal pesos during the quarter, that is with respect to March 31, 2004.

During the first half of the year, debt has been reduced by $240 million nominal pesos, equivalent to 14.2% of such liabilities at the close of 2003. We will continue this effort in order to strengthen our financial position.

As to the results for the six months ended June 30, 2004, net sales amounted to $ 2,396.3 million, or an increase of 1.5%, while gross profit decreased $48.6 million as a result of the higher cost of raw materials. Consequently, the EBITDA margin for the first six months of the year decreased from 11.6% to 9.1%.

We have decided the change the mix of our investments in advertising and promotions for 2005, not sponsoring auto-race events, increasing activities in the point of sale, and focusing our publicity more towards the product, the consumer, and the region.

In Herdez we are convinced that through this measures we will achieve the profitability and the financial solidity which, together with the effort and dedication of our people, will strengthen the foundations for our future growth.

Sincerely,

Héctor Hernández-Pons Torres
President

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:
ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF

AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

THE ADMINISTRATION OF THE COMPANY CONSIDERED THAT THE UPDATING OF THE FIXED ASSETS OF 2001, WOULD BE GREATER THAN THE MARKET VALUE , FOR THIS REASON THE VALUE OF THE FIXED ASSETS WERE LIMITED UNTIL 31 AS DECEMBER OF 2001.

AS THE SAME WAY, THE SHIPS OF YAVAROS WILL BE UPDATED WITH THE (NCPI) OF THE COUNTRY WHERE WERE ACQUIRED, BECAUSE THE VALUE IS MORE REALISTIC ACCORDING WITH THEIR CHARACTERISTICS.

E) TRANSACTIONS IN FOREIGN CURRENCIES ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

PROPERTY	284,139	45,140	238,999	353,143	147,529	444,613
MACHINERY	706,216	227,463	478,753	912,377	498,711	892,419
TRANSPORT EQ.	28,670	14,897	13,773	36,548	27,040	23,281
OFFICE EQUIPM.	28,808	13,081	15,727	36,562	28,690	23,599
COMPUTER EQ.	36,371	27,668	8,703	9,991	8,788	9,906
OTHER	15,514	8,595	6,919	104,025	87,509	23,435
SUBTOTAL	1,099,718	336,844	762,874	1,452,646	798,267	1,417,253
No Depreciation Assets						
GROUNDS	61,509		61,509	117,526		179,035
CONST. IN PROG	116,970		116,970	7,516		124,486
SUBTOTAL	178,479		178,479	125,042		303,521
TOTAL	1,278,197	336,844	941,353	1,577,688	798,267	1,720,774

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST

FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2004
PROJECTED BENEFIT OBLIGATION	(71,789)
PLAN ASSETS AT MARKET VALUE	11,716
UNAMORTIZED PRIOR SERVICE COST	30,011
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	6,028
PROJECTED NET LIABILITY	(24,035)
ACCUMULATED BENEFIT OBLIGATION	(50,535)
UNAMORTIZED TRANSITION ASSET	26,500
NET COST FOR THE PERIOD	$ 4,825

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.

EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	422,249	404,060	826,309
PREMIUM IN SALES OF SHARES	43,572	148,374	191,946
LEGAL RESERVE	40,588	41,122	81,710
RETAINED EARNINGS	1,192,750	1,162,338	2,355,088
REPURCHASE FUND	28,880	144,491	173,371
DEFICIT IN THE RESTATEMENT OF CAPITAL		(2,074,110)	(2,074,110)
NET INCOME	(57,577)	0	(57,577)
TOTAL	1,670,462	(173,725)	1,496,737

NOTE 6. REPURCHASE FUND.

DURING 2004 WE SOLD 856,000 SHARES AT $3.9097 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

CONSOLIDATED DATA

PAID INTERESTS	57,922
GAIN INTERESTS	1,257
EXCHANGE LOSS	3,402
GAIN ON NET MONETARY POSITION	(13,828)
TOTAL	46,239

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AS 30 OF JUNE WERE:

IN RESULTS: IN THE PROVISION TAXES	(25,557)
IN LIABILITIES: IN DEFFERRED TAXES	270,529

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I			UPDATED INCOME	
	MONTH	ACCUM	CLOSING	ORIGEN	FACTOR	MONTH	ACCUM
JUL-03	(9,596)	(9,596)	109.054	104.339	1.0451	(10,029)	(10,029)
AUG-03	(9,596)	(19,192)	109.054	104.652	1.0420	(9,999)	(20,028)
SEP-03	(9,596)	(28,788)	109.054	105.275	1.0358	(9,940)	(29,968)
OCT-03	8,060	(20,728)	109.054	105.661	1.0321	8,319	(21,649)
NOV-03	8,060	(12,668)	109.054	106.538	1.0236	8,250	(13,399)
DEC-03	8,290	(4,378)	109.054	106.996	1.0192	8,449	(4,950)
JAN-04	7,473	3,095	109.054	107.661	1.0129	7,569	2,619
FEB-04	7,445	10,540	109.054	108.305	1.0069	7,496	10,115
MAR-04	(84,127)	(73,587)	109.054	108.672	1.0035	(84,421)	(74,306)
APR-04	(1,586)	(75,173)	109.054	108.836	1.0020	(1,589)	(75,895)
MAY-04	6,959	(68,214)	109.054	108.563	1.0450	6,990	(68,905)
JUN-04	6,580	(61,634)	109.054	109.054	1.0000	6,580	(62,325)

AT MARCH 31, 2004 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	8,995
MONETARY LIABILITIES	36,003
NET POSITION	(27,008)

AT JUNE 30, 2004, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	5,402
MACHINERY AND EQUIPMENT	104,422
TOTAL	109,824

NOTA 10. INFORMATION BY BUSSINES AND GEOGRAPHICAL SEGMENTS.

THE ADMINISTRATION OF THE GROUP PREPARES INTERNALLY FINANCIAL INFORMATION THAT IT WORKS AS A BASE TO EVALUATE AND MAKE DECISIONS, BECAUSE OF THAT WE PRESENT THE INFORMATION BY BUSSINES AND GEOGRAPHICAL SEGMENTS.

	(MILLIONS PESOS) 2004		
	MÉXICO	ESTADOS UNIDOS	TOTAL
NET SALES	2,220	176	2,396
OPERATING PROFIT	148	12	160
NET INCOME	-54	-4	-58
DEPR AND AMORT	55	4	59
EBITDA	203	16	219
TOTAL ASSETS	3,937	313	4,250
TOTAL LIABILITIES	2,051	163	2,214

THE INFORMATION BY BUSSINES SEGMENTS IS THE SAME BECAUSE THE SECTOR IS ONLY FOOD PRODUCTOS TO HUMAN CONSUMPTION.

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	ACQUISITION COST	PRESENT VALUE
SUBSIDIARIES					
HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100	91,310	645,796
MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50	163,603	339,729
GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100	38,465	108,275
MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95	12,427	17,373
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100	73,575	35,442
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50	29,782	60,839
ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100	11,060	49,858
ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	100	35,459	38,461
HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	100	40,000	33,394
SOCIEDAD DE DESARROLLO AGRICOLA, S.A. DE C.V.	PRODUCC AGROPECUARIA, FORESTAL Y APIC	4,550,000	95	39,775	29,109
BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	117,748,096	50	88,874	139,099
TOTAL INVESTMENT IN SUBSIDIARIES				624,330	1,497,375
OTHER COMPANIES NON CONSOLIDATED		1	0	62,494	162,449
				62,494	162,449
T O T A L				686,824	1,659,824

CREDITS BREAK DOWN
ANNEX 5

Credit Type / Institution	Amortization Date	Interest Rate	Denominated in pesos		Amortization of Credits in Foreign Currency with National Entities (Thousand Pesos)						Amortization of Credits in Foreign Currency with Foreign Entities (Thousand Pesos)					
			Short Term	Long Term	Current Year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year	Current Year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year
BANKS (3)																
BANCOMER	17/08/2004	9	5,000	0												
BANCOMER	17/08/2004	9	10,000	0												
BANCOMER 1	31/01/2006	8.1	50,000	37,500												
BBVA BANCOMER ESPAÑA	17/09/2004	4.09	0	0							23,328					
BBVA BANCOMER ESPAÑA	13/07/2008	4.09	0	0											30,965	
G.E. CAPITAL 1	29/08/2008	4.09	0	0	12,678	12,678	25,357	25,357	25,357							
G.E. CAPITAL 2	29/08/2008	4.09	0	0	16,136	16,136	32,272	32,272	32,272							
INBURSA	27/07/2004	8.45	6,000	0												
INBURSA	11/12/2007	8.35	0	52,000												
INBURSA	27/07/2004	8.45	14,000	0												
INBURSA	18/03/2007	8.35	0	100,000												
INBURSA	25/07/2007	3.98	0	0					80,681							
INBURSA	24/08/2004	8.5	20,000	0												
INBURSA	24/08/2004	8.5	15,000	0												
INBURSA	24/08/2004	8.5	29,000	0												
INBURSA	25/06/2008	8.35	0	55,000												
INBURSA	18/03/2007	8.35	0	130,000												
INBURSA 1	01/06/2008	8.35	10,000	90,000												
INBURSA 2	01/06/2008	8.35	10,000	90,000												
INBURSA 3	01/06/2008	8.35	2,000	23,000												
INBURSA 4	01/06/2008	10	7,000	65,000												
IXE	13/07/2004	9.3	6,000	0												
SCOTIABANK INVERLAT	22/07/2004	8.4	25,000	0												
SCOTIABANK INVERLAT	22/07/2004	8.4	18,000	0												
SCOTIABANK INVERLAT	22/07/2004	8.4	10,000	0												
SCOTIABANK INVERLAT 1	30/09/2008	7.67	18,750	81,250												
SCOTIABANK INVERLAT 2	30/06/2008	7.67	25,000	75,000												
TOTAL BANKS			280,750	798,750	28,814	28,814	57,629	57,629	138,310	0	23,328	0	0	0	30,965	0
SUPPLIERS			373,081	0							15,238					
TOTAL SUPPLIERS			373,081	0	0	0	0	0	0	0	15,238	0	0	0	0	0
Other Current Liabilities and Credits																
Other Payable Accounts			16,031	0							46,391					
TOTAL			669,862	798,750	28,814	28,814	57,629	57,629	138,310	0	84,957	0	0	0	30,965	0

MONETARY POSITION IN FOREIGN CURRENCY
ANNEX 6

	DOLLARS		OTHER CURR.		TOTAL
FOREIGN MONETARY POSITION	TH. DOLL.	TH. PESOS	TH. O.C.	TH. PESOS	TH. PESOS
TOTAL ASSETS	5,353	61,697	3,642	51,261	112,958
TOTAL LIABILITIES	31,236	360,020	4,767	67,098	427,118
SHORT TERM	9,236	106,452	2,567	36,133	142,585
LONG TERM	22,000	253,568	2,200	30,965	284,533
NET BALANCE	-25,883	-298,323	-1,125	-15,837	-314,160

THE EXCHANGE RATE FOR 1 DOLLAR IS $11.5258

THE EXCHANGE RATE FOR 1 EURO IS $14.075

INTEGRATION AND CALCULATION OF MONETARY POSITION

ANNEX 7

Month	Monetary Assets	Monetary Liabilities	Monetary Position	Monthly Inflation	Monthly Result
January	2,340,867	3,014,700	-673,832	0.01	4,178
February	2,086,464	2,823,256	-736,792	0.01	4,347
March	1,876,836	2,689,430	-812,594	0.01	2,681
April	1,996,575	2,677,910	-681,335	0.01	1,022
May	2,066,524	2,858,371	-791,847	-0.01	-1,980
June	2,010,886	2,806,364	-795,478	0.01	3,580
July					
August					
September					
October					
November					
December					
Actualization:					0
Capitalization:					0
Foreign Corp.:					0
Other					0
T O T A L					13,828

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION %
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	77
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	82
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	70
PLANTA S.L.P. DUQUE DE HERDE	FAB PASTAS	19,260	85
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	58
PLANTA YAVAROS	ENLATADO DE SARDINA	800	60
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	80
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	30
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

MAIN RAW MATERIALS					
ANNEX 10					
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION %
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.4
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.4
	ACEITE DE SOYA		ACEITES CARGILL		9.39

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

	TOTAL PRODUCTION		NET SALES				
MAIN PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	MARKET SHARE	TRADEMARKS	CUSTOMERS
SALSAS Y ADEREZOS	8,403	647,419	6,708	1,092,858		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	3,007	175,763	2,642	270,991		DOÑA MARIA	COMERCIAL MEXICANA
VEGETALES	2,067	122,691	1,732	262,073		MCCORMICK	GIGANTE
MARISCOS Y CARNES	1,371	174,433	1,277	300,032		CARLOTA	SORIANA
VARIOS	77	9,577	124	55,422		YAVAROS	ISSSTE
PASTAS Y SALSAS	5,521	120,563	5,928	238,489		BUFALO	
						BARILLA	
						YEMINA	
T O T A L		1,250,446		2,219,865			

	NET SALES			
	VOLUME	AMOUNT		
SALSAS Y ADEREZOS	1,290	134,729	USA	HERDEZ
JUGOS FRUTAS Y POST	28	4,151	CENTROAMERICA	DOÑA MARIA
VEGETALES	310	26,147	SUDAMERICA	BUFALO
MARISCOS Y CARNES	75	11,131	EUROPA	
VARIOS	2	234		
T O T A L		176,392		

INTEGRATION OF THE PAID SOCIAL CAPITAL

CHARACTERISTICS OF THE SHARES

			Number of Shares				Capital Stock	
Series	Nominal Value	Valid Cupon	Fixed Portion	Variable Portion	Mexicans	Free Suscription	Fixed	Variable
*	0	0	43,200,000	378,780,463	278,091,872	143,888,591	43,227	379,022
			43,200,000	378,780,463	278,091,872	143,888,591	43,227	379,022

	Repurchased Shares		
Series	Number of Shares	Repurchase Price	Market Value
*	10,019,537	3.2094	5.0000

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THE MARKET STOCK EXCHANGE CORRESPONDING TO THE PERIOD BETWEEN 1 OF JANUARY TO 30 OF JUNE OF 2004 AND ITS COMPARATIVE 2003 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. HÉCTOR HERNÁNDEZ PONS T.
PRESIDENTE Y DIRECTOR GENERAL.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR EJECUTIVO DE ADMINISTRACIÓN Y FINANZAS.

MÉXICO, D.F. AUGUST 24 OF 2004.